UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 1, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Cboe Global Markets, Inc.
File Nos. 1-34774 and 333-140574

CF#35821

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Cboe Global Markets, Inc. (formerly CBOE Holdings, Inc.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 22, 2017 and an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 8, 2011, and an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on February 9, 2007, as amended.

Based on representations by Cboe Global Markets, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	8-K	December 22, 2017	through May 7, 2023
10.1	10-Q	November 8, 2011	through May 7, 2023
10.23	S-4	February 9, 2007	through May 7, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary